3557 SW Corporate Parkway . Palm City, FL 34990 . (P) 772-283-0020 . (F) 772-219-3579 . (E) orders@gelstat.com

Date: November 21, 2012

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: GelStat Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed October 22, 2012

Form 10-K for the fiscal year ended December 31, 2007

Filed October 22, 2012

File No. 0-21394

Dear Mr. Rosenberg:

Thank you for your comment letter dated November 8, 2012 (the "Comment Letter") with respect to the above-captioned annual report. We have filed our Amendment No. 1 to the annual report on Form 10-K/A of GelStat Corporation (the "Company") for the fiscal year ended December 31, 2008 and December 31, 2007, respectively, which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

·	We are responsible for the adequacy and accuracy of the disclosure in the filings;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
·	We may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments

  The filings do not include a report from the registrant’s independent certified public accountant. Please amend the filings to include a report from the registrant’s independent certified public accountant if the financial statements are audited. If the financial statements are unaudited:

·	Amend the filings to clearly mark the financial statements as unaudited and to explain why they are unaudited; and
·	Tell us when you intend to have an audit completed and to file audited financial statements.

Response:

The audit report for the fiscal years ended December 31, 2008 and 2007 was inadvertently omitted when the original annual report was filed. Please note that the financial statements for the fiscal years ended December 31, 2008 and 2007 have been audited by Bongiovanni & Associates, CPA’s and the audit report has been issued for both years. We have filed our Amendment No. 1 to the annual report on Form 10-K/A for the fiscal year ended December 31, 2008 and December 31, 2007, respectively.

Very truly yours,

/s/ Gerald N. Kieft
Name: Gerald Kieft Title: CEO, Director, Principal Financial Officer and Chief Accounting Officer

cc: Lisa Vanjoske, SEC